Securities and Exchange Commission
Washington, D.C. 20549

Schedule 14D-9F

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2(c) THEREUNDER

Silent Witness Enterprises Ltd.

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Silent Witness Enterprises Ltd.

(Name of Person Filing Statement)

Common Shares

(Title of Class of Securities)

826906307

(CUSIP Number of Class of Securities (if applicable))

Rob Bakshi
Silent Witness Enterprises Ltd.
6554 176th Street
Surrey, British Columbia V3S 4G5
(604) 574-1526

(Name, address (including zip code) and telephone number (including area code) of person(s)
authorized to receive notices and communications on behalf of bidder)

with copies to:

Timothy McCafferty	Gary Kocher, Esq.
McCarthy Tétrault LLP	Preston Gates & Ellis LLP
Suite 1300, 777 Dunsmuir Street	925 Fourth Avenue, Suite 2900
Vancouver, British Columbia V7Y 1K2	Seattle, WA 98104
(604) 643-7100	(206) 623-7580

     This statement on Schedule 14D-9F relates to the offer by SW Acquisition Inc. (f/k/a 678669 B.C. Ltd.), a corporation incorporated under the laws of British Columbia, Canada and an indirect wholly-owned subsidiary of Honeywell International Inc., a Delaware corporation, to purchase all of the outstanding common shares and the associated share purchase rights of Silent Witness Enterprises Ltd., a company incorporated under the laws of British Columbia, Canada, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular, dated October 28, 2003, and in the related Letter of Transmittal. SW Acquisition Inc. is sometimes referred to herein as the “Bidder.” Silent Witness Enterprises Ltd. is sometimes referred to herein as the “Issuer.”

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PART I. INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit 1.1: Directors’ Circular, dated October 28, 2003

Item 2.	Information and Legends

See the cover of the Directors’ Circular, dated October 28, 2003.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

2.1	Joint Press Release of Silent Witness Enterprises Ltd. and Honeywell International Inc., dated October 10, 2003

2.2	Joint Press Release of Silent Witness Enterprises Ltd. and Honeywell International Inc., dated October 28, 2003

PART III. UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings

     The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.	Consent to Service of Process

     At the time of filing this Schedule 14D-9F, the Issuer filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

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PART IV. SIGNATURES

     By signing this Schedule, the person signing consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 28, 2003

Silent Witness Enterprises Ltd.

By:	/s/ Rob Bakshi

	Name:	Rob Bakshi
	Title:	President, CEO and Chairman

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EXHIBIT INDEX

Exhibit 1.1:	Directors’ Circular, dated October 28, 2003

Exhibit 2.1:	Joint Press Release of Silent Witness Enterprises Ltd. and Honeywell International Inc., dated October 10, 2003

Exhibit 2.2:	Joint Press Release of Silent Witness Enterprises Ltd. and Honeywell International Inc., dated October 28, 2003

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